Filed Pursuant to Rule 424(b)(4)

Registration No. 333-125338

SUPPLEMENT NO. 4, DATED JANUARY 9, 2007

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006, our Supplement No. 2 dated December 12, 2006, and our Supplement No. 3 dated December 29, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Prospective Property Acquisition

On January 4, 2007, we deposited a non-refundable amount of $500,000 into an escrow account in connection with an intended acquisition of a retail property (the “Bandera Road Marketplace”) located in San Antonio, Texas, as described further below. The escrow account has been established pursuant to a purchase agreement entered into by and between a wholly-owned subsidiary of ours formed solely to acquire Bandera Road Marketplace and Principal Life Insurance, the seller.

The total approximate acquisition cost for Bandera Road Marketplace is expected to be $29,850,000 and includes a purchase price of $29,600,000, plus additional transfer taxes, due diligence and closing costs. The total approximate acquisition cost for Bandera Road Marketplace does not include an estimated acquisition fee to be paid by us (pursuant to the terms of an advisory agreement described in our prospectus) to Dividend Capital Total Advisors LLC (our advisor) in the amount of approximately $592,000.

The total approximate acquisition cost for Bandera Road Marketplace is intended to be funded as follows: (i) an equity contribution from us using proceeds from our public equity offering and available cash and (ii) debt financing to be obtained by us, the terms of which have not yet been determined.

The estimated closing date for the purchase of Bandera Road Marketplace is expected to be January 16, 2007.

There is no assurance that we will be able to purchase Bandera Road Marketplace on the terms set forth herein or at all.